FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January 2005

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date: 18th January, 2004

___________________________________ Chairman — Chief Executive Officer

ANNOUNCEMENT

     National Bank of Greece announces its intention to buy back own shares up to the maximum limit of 5% of its total shares at a minimum price of €4.5 and a maximum of €26.92 per share between 21 January and 30 April 2005.

     The said buy-back, by virtue of BoD resolution of 10 January 2005, forms part of the Bank’s buy-back programme of own shares up to the said maximum limit (including those each time owned by the Bank itself). The programme was launched for implementation by 30 April 2005 pursuant to Companies’ Act 2190/1920, article 16, par. 5 and approval by the Bank’s Ordinary General Meeting of Shareholders of 18 May 2004.

Athens, 17 January 2005